UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Funtalk China Holdings Limited
(Name of Company)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G36993 106
(CUSIP Number)

Dongping Fei
21/F, Block D The Place Tower
No.9 Guanghua Road, Chaoyang District
Beijing, China 100020
Tel: +86-10-5709-1198
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Capital Ally Investments Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 729,157(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 729,157(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

729,157(1) , (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

1.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,830,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person GM Investment Company Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,804,157(1)
9. Sole Dispositive Power 15,075,000
10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,804,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

26.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 30,755,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Style Technology Development Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 729,157 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 729,157 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

729,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

1.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,830,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Golden Meditech Company Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 15,804,157 (1)
9. Sole Dispositive Power 15,075,000
10. Shared Dispositive Power 729,157 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,804,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

26.2% (3)

14.	Type of Reporting Person *

CO

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 30,755,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Sinowill Holding Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 10,377,157(1)
9. Sole Dispositive Power 9,648,000
10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,377,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

17.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 36,182,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Huge Harvest Enterprises Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,412,000(1)
9. Sole Dispositive Power 2,412,000
10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,412,000 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

4.0% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 44,147,254 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Kingstate Group Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,412,000 (1)
9. Sole Dispositive Power 2,412,000
10. Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,412,000 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

4.0% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 44,147,254 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Trend Focus Limited

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 603,000(1)
9. Sole Dispositive Power 603,000
10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

603,000 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

1.0% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,956,254 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Nana Gong

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 10,377,157(1)
9. Sole Dispositive Power 9,648,000
10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,377,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

17.2% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 36,182,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Kuo Zhang

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,000
8. Shared Voting Power 10,377,157(1)
9. Sole Dispositive Power 9,673,000
10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,402,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

17.3% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 36,157,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Dongping Fei

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,000
8. Shared Voting Power 3,141,157(1)
9. Sole Dispositive Power 2,437,000
10. Shared Dispositive Power 729,157(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,166,157 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

5.3% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 43,393,097 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Hengyang Zhou

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 25,000
8. Shared Voting Power 2,412,000(1)
9. Sole Dispositive Power 2,437,000
10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,437,000 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

4.0% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 44,122,254 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Francis Kwok Cheong Wan

2.	Check the Appropriate Box if a Member of a Group*
(a)	☑
(b)	☐

3.	SEC Use Only

4.	Source of Funds

BK, WC, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 35,320
8. Shared Voting Power 603,000(1)
9. Sole Dispositive Power 638,320
10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

638,320 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑

13.	Percent of Class Represented by Amount in Row 11

1.1% (3)

14.	Type of Reporting Person *

IV

(1)
The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2 of the Original Schedule 13D) with certain other beneficial owners of the Company’s Ordinary Shares who collectively own 45,920,934 Ordinary Shares.

(2)	See Item 5 of the Original Schedule 13D.
(3)	Based on 60,230,383 Ordinary Shares outstanding as of November 23, 2010.

This statement of beneficial ownership on Schedule 13D/A is being filed jointly by Capital Ally Investments Limited (“Capital Ally”), GM Investment Company Limited (“GM”), Style Technology Development Limited (“Style Technology”), Golden Meditech Company Limited (“Golden Meditech”), Sinowill Holding Limited (“Sinowill”), Huge Harvest Enterprises Limited (“Huge Harvest”), Kingstate Group Limited (“Kingstate”), Trend Focus Limited (“Trend Focus”), Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan (collectively, the “Reporting Persons”).

This Schedule 13D/A amends the Schedule 13D filed with the SEC on November 17, 2009 by ARCH Digital Holdings Limited (“ARCH”) and Capital Ally with respect to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Funtalk China Holdings Limited, a Cayman Islands exempted company (the “Company”), as previously amended by Amendment No.1 filed on January 29, 2010, Amendment No.2 filed on July 16, 2010, Amendment No.3 filed on November 9, 2010 and Amendment No. 4 filed on March 28, 2011 (the “Original Schedule 13D”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

ARCH, Capital Ally, GM, Sinowill, Huge Harvest, Kingstate and Trend Focus (collectively, the “Consortium”) have entered into discussions with PAG Asia Capital, which has agreed in principle to lead a group of investors who have expressed interest in providing the Consortium with financing in the form of equity or equity-linked securities in connection with the proposed transaction involving the Company described in Item 4 of the Original Schedule 13D. The proceeds of such financing may be used for, among other purposes, paying consideration to the Company's shareholders, paying transaction-related expenses and funding potential future growth and ongoing working capital needs of the Company following the closing. The agreement in principle to provide any of the financing described herein is subject to, among other conditions, the satisfactory completion of due diligence by the investor group which will provide such financing, execution of mutually satisfactory definitive documentation regarding the proposed transaction involving the Company and such financing, and no material adverse change occurring with respect to the Company. PAG Asia Capital and ARCH are both affiliates of PAG (Pacific Alliance Group).

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

For a description of the agreement in principle between the Consortium and PAG Asia Capital, see Item 3.

To the best knowledge of the Reporting Persons, except as provided herein and in the Original Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company.

15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  April 13, 2011

CAPITAL ALLY INVESTMENTS LIMITED

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Director

GM INVESTMENT COMPANY LIMITED

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Director

GOLDEN MEDITECH COMPANY LIMITED

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Company Secretary

STYLE TECHNOLOGY DEVELOPMENT LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

16

SINOWILL HOLDING LIMITED

By:	/s/ Nana Gong
Name:	Nana Gong
Title:	Director

HUGE HARVEST ENTERPRISES LIMITED

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Director

KINGSTATE GROUP LIMITED

By:	/s/ Hengyang Zhou
Name:	Hengyang Zhou
Title:	Director

TREND FOCUS LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

NANA GONG

/s/ Nana Gong
Nana Gong

KUO ZHANG

/s/ Kuo Zhang
Kuo Zhang

17

DONGPING FEI

/s/ Dongping Fei
Dongping Fei

HENGYANG ZHOU

/s/ Hengyang Zhou
Hengyang Zhou

FRANCIS KWOK CHEONG WAN

/s/ Francis Kwok Cheong Wan
Francis Kwok Cheong Wan

18